201 Santa Monica Blvd.-Suite 300 Santa Monica, CA 90401-2224 Tel : 888 909-5548 Fax : 888 909-1033

September 17, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Tech Foundry Ventures, Inc. Form S-1 Registration Statement
Registration No. 333-196075

Acceleration Request

Requested Date: September 19, 2014

Requested Time: 10:00 AM Pacific Time

Ladies and Gentlemen:

Tech Foundry Ventures, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Donald P. Hateley, an attorney with its outside legal counsel, Hateley & Hampton, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

●	should the Commission of the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission of the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Hateley at (310) 576-4758.

Sincerely,

Tech Foundry Ventures, Inc.

Jeffrey L. Cocks
Chairman & Chief Executive Officer